UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form SD
Specialized Disclosure Report

NUANCE COMMUNICATIONS, INC.
(Exact Name of Registrant as Specified in its Charter)

DE	001-36056	94-3156479
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)
1 Wayside Road Burlington, Massachusetts 01803
(Address of Principal Executive Offices)

Wendy Cassity
Executive Vice President and Chief Legal Officer
(781) 565-5000
(Name and telephone number, including area code,
of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1- Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
Conflict Mineral Disclosure
A copy of Nuance Communications, Inc.’s (the “Company”) Conflict Minerals Report filed for the calendar year ended December 31, 2020 is publicly available at www.nuance.com under “SEC Filings”. Information contained on our website is not part of this Form SD or the accompanying Conflict Minerals Report.
Item 1.02 Exhibit
The Company’s Conflict Minerals Report for the calendar year ended December 31, 2020 is filed as Exhibit 1.01 hereto.
Section 2- Exhibits
Item 2.01 Exhibit
Exhibit 1.01 Conflict Minerals Report of the Company for the calendar year ended December 31, 2020.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

NUANCE COMMUNICATIONS, INC.

By: /s/ Wendy Cassity
Wendy Cassity
Executive Vice President and Chief Legal Officer
Dated: May 27, 2021
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